Exhibit 99.2

EVOGENE LTD.

13 Gad Feinstein St.
Park Rehovot P.O.B 2100
Rehovot 7612002, Israel

 PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors, or the Board, of Evogene Ltd., to which we refer as Evogene or the Company, to be voted at a Special General Meeting of Shareholders of the Company, or the Meeting, and at any adjournment thereof, pursuant to the Notice of Special General Meeting of Shareholders that was published by the Company on August 22, 2019. The Meeting will be held at 11:00 a.m. (Israel time) on Thursday, September 26, 2019, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.

The Notice of Special General Meeting, this Proxy Statement, and the enclosed proxy card or voting instruction form are being distributed to holders of Evogene ordinary shares, par value 0.02 New Israeli Shekels, or NIS, per share, or ordinary shares, on or about September 3, 2019.

You are entitled to vote at the Meeting if you held ordinary shares as of the close of business on Monday, August 26, 2019, the record date for the Meeting (to which we sometimes refer as the Record Date).  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following proposals are on the agenda for the Meeting:

1.
Approval of an updated compensation policy for the directors and other office holders of our Company, or the Compensation Policy, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

2.
Approval of our Company’s procurement of renewed coverage under its Directors' and Officers' Liability, or D&O, insurance policies, effective as of October 1, 2019 (the renewal date for our D&O insurance policies).

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

As of the close of business on August 19, 2019, we had 25,754,297 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the Record Date is entitled to one vote upon the proposals to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or submit proxies, provided that they hold shares representing at least twenty-five percent (25%) of the voting power in the Company.  If such quorum is not present within one-half hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week, to the same day, time and place, or to such other date, time and place that may be determined by our Board and for which notice is provided to our shareholders. If shares possessing 25% of the voting power in the Company are not present for the adjourned meeting, any one shareholder attending in person or by proxy will constitute a quorum, regardless of the number of shares held, or voting power possessed, by such shareholder.

Vote Required for Approval of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each proposal.

In addition, the approval of Proposal 1 is subject to satisfaction of one of the following, additional voting requirements:

•
the majority voted in favor of the proposal must include a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Israeli Companies Law, 5759-1999, or the Companies Law, as a personal interest) in the approval of the proposal that are voted at the Meeting, excluding abstentions and broker non-votes; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal must not exceed two percent (2%) of the aggregate voting rights in the Company.

Under the Companies Law, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). For purposes of Proposal 1, a controlling shareholder includes, in addition, a shareholder possessing twenty-five percent (25%) or more of the voting rights in the Company if no other shareholder possesses more than fifty percent (50%) of the voting rights in the Company. For purposes of the above special voting requirements, to the best of our knowledge (based solely on public filings of our shareholders), there are no shareholders who would be deemed “controlling shareholders” of our Company.

A “personal interest” of a shareholder under the Companies Law: (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of any of those) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the Company.

A controlling shareholder and a shareholder that possesses a personal interest are qualified to participate in the vote on Proposal 1 and will be counted towards or against the regular majority required for approval of the proposal; however, the vote of any such shareholder will not be counted towards or against the special majority requirement described in the first bullet point above or towards the 2% threshold described in the second bullet point above.

A shareholder must inform our Company before the vote (or, if voting by proxy or voting instruction form, indicate on the proxy card or voting instruction form) whether or not such shareholder is a controlling shareholder or possesses a conflict of interest concerning the approval of Proposal 1, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 1. In order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest in the approval of that proposal and in order to therefore be counted towards or against the special majority required for the approval of that proposal, you must check the box “FOR” in Item 1A on the accompanying proxy card or voting instruction form when you record your vote on Proposal 1.

If you believe that you are, or a related party of yours is, a controlling shareholder or have or has such a conflict of interest and you wish to participate in the vote on Proposal 1, you should check the box “AGAINST” in Item 1A on the enclosed proxy card or voting instruction form. In that case, your vote will be counted towards or against the regular majority required for the approval of Proposal 1, but will not be counted towards or against the special majority required for approval of Proposal 1.

Who Can Vote

You are entitled to vote at the Meeting if you are a shareholder of record at the close of business on Monday, August 26, 2019, the Record Date.  You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on August 26, 2019, or which appear in the participant listing of a securities depository on that date.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a broker, trustee or nominee in the United States) and shares held through a Tel Aviv Stock Exchange, or TASE, member. Record holders of shares will receive proxy cards. Holders of shares in “street name” in the United States will receive voting instructions forms, which will be used to instruct their banks, brokers or other nominees as to how to vote, or, in the alternative, they can submit voting instructions via the internet, at www.proxyvote.com.  Holders of shares in “street name” through a TASE member may vote via a proxy card or via the internet, but through a different procedure (as described below).

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or your shares are registered in your name in book-entry form in the Direct Registration System), you can submit your vote by completing, signing and submitting a proxy card, postage-free (if mailed in the United States) in the enclosed envelope, to our United States transfer agent, American Stock Transfer & Trust Company). The form of proxy card has or will be sent to you and will be accessible at the “Investor Relations” portion of our website, as described below under “Availability of Proxy Materials”.  Instead of using the enclosed envelope, you may mail a completed, signed proxy card directly to our Company’s registered office, to 13 Gad Feinstein Street, Park Rehovot, P.O.B. 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor and Sassi Masliah, VP Legal Affairs & Company Secretary, or fax or email it to us at facsimile number +972-8-9466724 or e-mail addresses: amitai.bartov@evogene.com; sassi.masliah@evogene.com. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner.

If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on Wednesday, September 25, 2019 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting, i.e., by 7 a.m., Israel time, on Thursday, September 26, 2019. Regardless of how you submit your proxy card, you may change your mind and cancel it by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.

Please follow the instructions on the proxy card.  If you sign and return your proxy card and provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions with respect to Proposal 2, your shares will be voted “FOR” that proposal, in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendation of the Board on any other matters that properly come before the Meeting.  If no direction is made with respect to Proposal 1, your proxy will not be voted on that proposal (due to the special voting requirements for that proposal under Israeli law), unless you complete Item 1A, in which case your proxy will be voted “FOR” Proposal 1.

Shareholders Holding in “Street Name” in the United States

If you hold ordinary shares in “street name,” that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. In order to provide voting instructions, you may submit a physical voting instruction form (if you have received one) in the enclosed envelope, or an online voting instruction form (at www.proxyvote.com). Your voting instructions must be received by 11:59 p.m., Eastern time, on Tuesday, September 24, 2019 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote your shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting. You will also need an account statement dated on or about the Record Date that shows that you hold ordinary shares in your bank, brokerage or other account in order to vote in person at the Meeting.

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any or all proposals, the broker, trustee or nominee may not cast a vote with respect to those proposal(s) (commonly referred to as a “broker non-vote”). In that scenario, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on those particular proposals. Those shares will therefore have no impact on the outcome of the voting on those particular proposals.

Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name” in Israel, that is, through a bank, broker or other nominee that is admitted as a member of the Tel-Aviv Stock Exchange, or TASE, your shares will only be voted if you submit instructions prior to the Meeting as to how you want your shares to be voted, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on August 22, 2019 and attach to it a proof of ownership certificate (“ishur ba’alut”) from the TASE Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the Record Date (August 26, 2019). Please then deliver, mail (via registered mail), fax or email your completed proxy and proof of ownership certificate to our offices at 13 Gad Feinstein St, Park Rehovot P.O.B 2100, Rehovot 7612002, Israel, Attention: Amitai Bartov, Legal Advisor, or Sassi Masliah, VP Legal Affairs & Company Secretary, facsimile number +972-8-9466724, e-mail addresses: amitai.bartov@evogene.com; sassi.masliah@evogene.com. Those items must be received by us no later than four (4) hours prior to the appointed time of the Meeting (i.e., 7 a.m., Israel time, on September 26, 2019) in order for your votes to be counted towards the tally of votes at the Meeting.

If you choose to attend the Meeting (where ballots will be provided) and vote at the Meeting, you must bring the proof of ownership certificate. If you seek to change or revoke your voting instructions, you must contact the broker.

As an alternative to the above procedure, you may vote by utilizing the electronic voting system established by the Israel Securities Authority, or ISA, for shareholder meetings of Israeli companies whose shares are listed on the TASE, and which appears within the ISA’s MAGNA online platform. Shareholders are able to vote their shares through that system, following a registration process, no later than six hours before the time fixed for the Meeting (i.e., by 5 a.m., Israel time, on September 26, 2019). Shareholders may revoke any electronic vote by voting through the electronic voting system on a later date (such later date must precede the date of the Meeting), or by voting in person at the Meeting.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction forms. For example, shareholders who hold ordinary shares in more than one brokerage account will receive a separate voting instruction form for each brokerage account in which shares are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and each voting instruction form that you receive in order to ensure that all shares that you own are voted.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about August 29, 2019. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, http://www.evogene.com/investor-relations/. The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of August 19, 2019 (unless otherwise indicated) by:

•	each person or entity known by us to own beneficially more than 5% of our outstanding shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group

The beneficial ownership of ordinary shares is determined in accordance with the rules of the U.S. Securities and Exchange Commission, or SEC, and generally includes any ordinary shares over which a person exercises sole or shared voting or investment power, or the right to receive the economic benefit of ownership. For purposes of the table below, we deem shares subject to options that are currently exercisable or exercisable within 60 days of August 19, 2019, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The percentage of shares beneficially owned is based on 25,754,297 ordinary shares outstanding as of August 19, 2019.

Unless otherwise noted below, each shareholder’s address, for this purpose, is c/o Evogene Ltd., 13 Gad Feinstein Street, Park Rehovot, P.O.B 2100, Rehovot 7612002, Israel.

	Shares Beneficially Held
Name of Beneficial Owner	Number		Percentage of Class
Principal Shareholders
Entities affiliated with Waddell & Reed Financial, Inc. (1)	2,795,676		10.9%
Entities affiliated with Migdal Insurance & Financial Holdings Ltd. (2)	1,897,877		7.4%
Entities affiliated with The Phoenix Holding Ltd. (3)	1,760,348		6.8%
Entities affiliated with Senvest Management, LLC (4)	1,741,754		6.8%
Monsanto Company (5)	1,636,364		6.4%
Entities affiliated with UBS Group AG (6)	1,372,414		5.3%

Executive Officers and Directors
Ofer Haviv	847,496	(7)	3.2%
Ido Dor	212,375	(8)	*
Assaf Dotan	0	(9)	*
Dr. Eyal Emmanuel	22,500	(10)	*
Dr. Elran Haber	0	(11)	*
Dr. Arnon Heyman	60,122	(12)	*
Mark Kapel	73,350	(13)	*
Eran Kosover	195,000	(14)	*
Dorit Kreiner	15,874	(15)	*
Sarit Firon	7,500	(16)	*
Martin S. Gerstel	472,756	(17)	1.8%
Ziv Kop	14,375	(18)	*
Dr. Adrian Percy	1,250	(19)	*
Leon Y. Recanati	856,984	(20)	3.3%
Dr. Oded Shoseyov	1,875	(21)	*
All directors and executive officers as a group (15 persons)	2,781,457		10.2%
_______________________________
* Less than 1%.

(1)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2019 by (i) Waddell & Reed Financial, Inc., or WDR; and (ii) Ivy Investment Management Company, or IICO, an investment advisory subsidiary of WDR, each of which reported sole voting and dispositive power with regard to all 2,795,676 shares. According to this Schedule 13G, the investment advisory contracts grant IICO investment power over securities owned by their advisory clients and the investment sub-advisory contracts grant IICO investment power over securities owned by their sub-advisory clients and, in most cases, voting power. Any investment restriction of a sub-advisory contract does not restrict investment discretion or power in a material manner. Therefore, IICO may be deemed the beneficial owner of the securities under Rule 13d-3 of the Exchange Act. These ordinary shares are held by WDR and IICO. The principal address for these entities is 6300 Lamar Avenue, Overland Park, KS 66202.

(2)
This information is based upon a Schedule 13G filed by Migdal Insurance & Financial Holdings Ltd., or Migdal, with the SEC on February 14, 2019. Migdal has shared voting and dispositive power with respect to all 1,897,877 shares. According to this Schedule 13G, of the ordinary shares beneficially owned by Migdal: (i) 1,897,877 ordinary shares are held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal; and (ii) 58,136 ordinary shares are held by companies for the management of funds for joint investments in trusteeship, each of which operates under independent management and makes independent voting and investment decisions. The principal address of Migdal is 4 Efal Street; P.O. Box 3063; Petach Tikva 49512, Israel.

(3)
This information is based upon a Schedule 13G/A filed jointly with the SEC on February 14, 2019 by (i) Itzhak Sharon (Tshuva); (ii) Delek Group Ltd. and (iii) The Phoneix Holding Ltd. According to this Schedule 13G/A, 1,760,348 ordinary shares are held by various direct or indirect, majority or wholly-owned subsidiaries of the Phoneix Holding Ltd. (referred to as the Subsidiaries), and each reporting person possesses shared voting and dispositive power with regard to such ordinary shares. The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The Phoenix Holding Ltd. is a majority-owned subsidiary of Delek Group Ltd. The majority of Delek Ltd.’s outstanding share capital and voting rights are owned, directly and indirectly, by Itzhak Sharon (Tshuva) though private companies wholly-owned by him, and the remainder is held by the public. The principal address of the Phoenix Holding Ltd. is 53, Derech Hashalom, Givataim, 53454, Israel. The address of Itzhak Sharon (Tshuva) and Delek Investments and Properties Ltd. is 7, Giborei Israel Street, P.O.B 8464, Netanya, 42504, Israel.

(4)
This information is based upon a Schedule 13G filed jointly with the SEC on April 12, 2019 by (i) Senvest Management LLC. and (ii) Richard Mashaal. According to this Schedule 13G, 1,741,754 ordinary shares are held in the accounts of Senvest Master Fund, LP, Senvest Technology Partners Master Fund, LP and Senvest Global (KY), LP (collectively, the “Investment Vehicles”). Senvest Management, LLC may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Senvest Management, LLC's position as investment manager of each of the Investment Vehicles. Mr. Mashaal may be deemed to beneficially own the securities held by the Investment Vehicles by virtue of Mr. Mashaal's status as the managing member of Senvest Management, LLC. None of the foregoing should be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein. The principal address of Senvest Management, LLC is 540 Madison Avenue, 32nd Floor New York, New York 10022. The address of Mr. Richard Mashaal is c/o Senvest Management, LLC 540 Madison Avenue, 32nd Floor New York, New York 10022.

(5)
This information is based upon a Schedule 13G/A filed by Monsanto Company with the SEC on February 12, 2016. Monsanto Company is a Delaware corporation and is listed on the NYSE and possesses sole voting and dispositive power over these ordinary shares. The principal address for Monsanto Company is 800 North Lindbergh Boulevard, St. Louis, Missouri 63167, USA.

(6)
This information is based upon a Schedule 13G/A filed with the SEC on February 15, 2019 by UBS Group AG, or UBS. UBS is a Swiss corporation and a bank, as defined under Section 3(a)(6) of the Exchange Act, and shares voting and dispositive investment power over these ordinary shares with its wholly-owned subsidiaries, UBS Financial Services Inc., UBS Securities LLC and UBS AG London Branch. The principal address of UBS is Bahnhofstrasse 45, PO Box CH-8021, Zurich, Switzerland.

(7)
Consists of 847,496 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 150,000 on August 24, 2019, 200,000 on June 19, 2020, 215,000 on July 17, 2023, 170,000 on March 22, 2025, and 112,496 on August 8, 2027. The weighted average exercise price of these options is NIS 29.42.

(8)
Consists of 212,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 21,875 on September 21, 2021, 7,500 on July 15, 2023, 25,000 on November 9, 2024, 23,000 ordinary on March 22, 2025, 70,000 on November 17, 2025, and 60,000 on August 8, 2027. The weighted average exercise price of these options is NIS 30.50.

(9)
Assaf Dotan serves as the CEO of our subsidiary company Casterra Ag Ltd. (formerly Evofuel Ltd.), and, as such, he holds options to purchase shares of Casterra Ag rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2018.

(10)
Consists of 22,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 11,250 on November 13, 2028, and 11,250 on December 23, 2028. The weighted average exercise price of these options is NIS 10.16.

(11)
Dr. Elran Haber serves as the CEO of our subsidiary company Biomica Ltd., and, as such, he holds options to purchase shares of Biomica rather than our company itself. For a description of our subsidiaries’ equity incentive plans, please see Item 6 “Directors, Senior Management and Employees—B. Compensation—Share Option and Incentive Plans—Subsidiary Equity Incentive Plans” in our Annual Report on Form 20-F for the year ended December 31, 2018.

(12)
Consists of 60,122 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on November 9, 2024, 15,750 on May 18, 2026, 25,000 on August 8, 2027, and 9,372 on February 26, 2028. The weighted average exercise price of these options is NIS 24.31.

(13)
Consists of 73,350 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on June 19, 2020, 13,500 on July 15, 2023, 12,000 on March 22, 2025, 11,600 on August 8, 2027, 22,500 on February 26, 2028, and 3,750 on February 5, 2029. The weighted average exercise price of these options is NIS 25.85.

(14)
Consists of 195,000 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 25,000 on May 7, 2024, 25,000 on November 11, 2024, 10,000 on March 22, 2025, 75,000 on November 17, 2025, and 60,000 on August 8, 2027. The weighted average exercise price of these options is NIS 34.01. In addition, Mr. Kosover serves as the CEO of our subsidiary company AgPlenus Ltd., and, as such, he also holds options to purchase shares of AgPlenus.

(15)
Consists of 14,374 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase 14,374 shares expire on July 30, 2029. The exercise price of these options is NIS 5.74. Also includes 1,500 ordinary shares held by a trustee for the benefit of Ms. Kreiner.

(16)
Consists of 7,500 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, which expire on August 10, 2026. The exercise price of these options is NIS 26.89.

(17)
Includes 36,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 5,000 on April 9, 2020, 5,000 on June 11, 2020, 5,000 on September 17, 2021, 5,000 on November 10, 2022, 5,000 on September 14, 2023, 5,000 on August 16, 2024, 5,000 on July 2, 2025, and 1,250 on May 18, 2026. The weighted average exercise price of these options is NIS 37.32. Also includes 436,506 ordinary shares, consisting of: (a) 37,500 ordinary shares held by a trustee in favor of Mr. Gerstel; (b) 183,815 ordinary shares held by Mr. Gerstel; and (c) 215,191 ordinary shares held by Shomar Corporation with respect to which Mr. Gerstel and his wife Mrs. Shoshana Gerstel possess voting and investment power.

(18)
Consists of 14,375 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 10,000 on March 20, 2024, 2,500 on March 22, 2025, and 1,875 on February 28, 2026. The weighted average exercise price of these options is NIS 60.44.

(19)
Consists of 1,250 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, which expire on December 23, 2028. The exercise price of these options is USD $2.56.

(20)
Includes 18,125 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, of which, options to purchase the following number of shares expire on the following dates, respectively: 2,500 on April 9, 2020, 2,500 on June 11, 2020, 2,500 on September 17, 2021, 2,500 on June 11, 2022, 2,500 on September 15, 2023, 2,500 on August 16, 2024, 2,500 on July 2, 2025, and 625 on May 18, 2026. The weighted average exercise price of these options is NIS 37.32. Also includes 838,859 ordinary shares held by Mr. Recanati.

(21)
Consists of 1,875 ordinary shares issuable upon exercise of options that are currently exercisable or exercisable within 60 days of August 19, 2019, which expire on November 13, 2028. The exercise price of these options is NIS 10.67.

PROPOSAL 1
APPROVAL OF UPDATED COMPENSATION POLICY

Background

As required under the Companies Law, we adopted, in March 2014 and again in January 2017, the Evogene Ltd. Officers’ Compensation Policy, or our Compensation Policy, which provides guidelines as to the terms of service and employment, and the compensation arrangements, of all of our “office holders”, which, as defined in the Companies Law, includes our executive officers and directors.

Under the Companies Law, our Compensation Policy must be reviewed by the Compensation and Nominating Committee of our Board (in its role as our compensation committee under the Companies Law), or the Compensation Committee, and by our Board, from time to time. In addition, the Compensation Committee, followed by the Board (based on the recommendation of the Compensation Committee), followed by our shareholders, are each required to re-approve the Compensation Policy once every three years.

Pursuant to that required re-approval every three years, our Compensation Committee and Board of Directors have reviewed our current Compensation Policy, in light of the experience that they have gained while applying it over the course of the last three years to the terms of service of our office holders. A copy of our current Compensation Policy, which was approved by our shareholders at our special general meeting of shareholders in January 2017, was attached to our proxy statement for that meeting, which served as Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 12, 2016. Based on that review, they have updated the Compensation Policy in the manner shown in Appendix A to this Proxy Statement.

The key substantive proposed updates to our current Compensation Policy, which are reflected in the updated Compensation Policy, are summarized as follows (the sections of the Compensation Policy in which such updates appear are set forth in brackets):

◾
In addition to the specific annual objectives of each office holder, the current Compensation Policy provides for certain threshold conditions with respect to the Company’s annual performance. The updated Compensation Policy provides that, instead of applying measures that were set at the time of the adoption of the Compensation Policy in March 2014 as those threshold conditions, the Compensation Committee may, at the start of each year and as part of its approval of each annual bonus plan, set quantitative financial measures for that year as threshold conditions. [Section 5.2.1.1]

◾
The updated policy provides that the exercise price for an options grant to an officer be set at least as high as the average closing price of the Company's shares on the Tel Aviv Stock Exchange during the 30 trading day period prior to the date of the options grant, thereby eliminating the requirement that such minimum exercise price exceed that 30 trading day average closing price by 5%. [Section 5.2.3.1]

◾
In line with certain regulations adopted under the Companies Law, the updated policy allows the CEO to approve non-material changes to the compensation terms of officers who report directly to the CEO, without Compensation Committee and Board approval. [Section 7.2]

In addition to the key substantive proposed updates that are summarized above, there are various additional revisions reflected in the updated Compensation Policy, which are shown in the marked copy of the updated Compensation Policy that is appended as Appendix A.

The foregoing description is merely a summary of the updates to our Compensation Policy. We urge you to review Appendix A in its entirety for the complete text of the updated Compensation Policy.

If the Compensation Policy is not approved by our shareholders in accordance with the required special majority under the Companies Law described above, our Board may nevertheless approve it, provided that the Compensation Committee and the Board determine, after additional discussions concerning the Compensation Policy, and for specified reasons, that the approval of the Compensation Policy is beneficial to our Company.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that the updated Compensation Policy of the Company, as set forth in Appendix A to the Proxy Statement, dated August 22, 2019, with respect to the Meeting, as approved by the Board of Directors of the Company following the recommendation of its Compensation and Nominating Committee, be, and hereby is, approved and adopted in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the updated Compensation Policy of the Company requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal. Furthermore, under the Companies Law, the approval of this proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling, non-conflicted shareholders (i.e., who do not have a “personal interest” as defined under the Companies Law in the approval of this proposal) who are present in person or by proxy and who vote on the proposal; or (ii) the total votes cast in opposition to the proposal by the shareholders referred to in clause (i) does not exceed 2% of all of the voting power in our Company.

Please see the description above under “Vote Required for Approval of the Proposals” concerning the requirement to check the box “FOR” in Item 1A to confirm that you are not a controlling shareholder and that you do not have a conflict of interest in the approval of Proposal 1 in order to enable your vote to be counted towards or against the special majority required for its approval. If you or a related party of yours is a controlling shareholder or have or has such a conflict of interest, please check the box “AGAINST” in Item 1A, in which case your vote will count towards or against the regular majority required for approval of Proposal 1 but will not count towards or against the special majority required for its approval. If you do not complete Item 1A, your vote will not be counted at all on Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the updated Compensation Policy.

PROPOSAL 2
APPROVAL OF PROCUREMENT OF RENEWED COVERAGE UNDER D&O
INSURANCE POLICIES

Background

Under our Compensation Policy (both our existing policy, and our updated policy that is being presented for shareholders’ approval under Proposal 1 above), each of our directors and officers is entitled to Directors’ and Officers’ Liability, or D&O, insurance coverage.

At our annual general meeting of shareholders held in May 2015, our shareholders approved our obtaining a general D&O insurance policy with aggregate coverage of $40 million and a Side A DIC (Difference in Conditions) insurance policy with additional coverage of $10 million (we refer to these policies as the D&O insurance policies), subject to certain annual premium levels. That shareholder approval covered D&O insurance policies for our directors and officers, both then-present and future, allowing for renewal of those policies from time to time for a period that was not to exceed five years from the date of approval (i.e., until May 2020). Our ability to rely on that shareholder approval for renewal of our D&O insurance policies was conditioned upon our remaining within limitations concerning total coverage amounts and total annual premiums.

Our present coverage under our D&O insurance policies will expire on September 30, 2019. In light of that impending expiration, our Compensation Committee and Board seek to renew our coverage, and to maintain the existing coverage levels under those respective policies. Based on information provided to us by our insurance broker, there has recently been a significant increase in the cost of D&O insurance for a smaller, dual-listed public company such as our Company. The increases have been tied to perceived heightened levels of risk for D&O insurers. For example, the year 2018 set a 20-year record high for securities class actions filed against issuers of common or preferred stock listed in the United States. Insurers have been increasing their level of compensation (in the form of premiums), which they believe have not been commensurate with the risk being taken by them. In parallel, there has been an increase in the amounts of the deductibles payable by public companies in situations in which an insurable event occurs.

As a result of these changes in the D&O insurance market, we will need to increase the premiums that we pay in order to maintain the coverage levels under our renewed D&O insurance policies. We estimate that the aggregate annual premiums under our prospective renewed D&O insurance policies will be $900,000. That annual premium amount will exceed the maximum premium level authorized under our May 2015 shareholder approval, thereby requiring us to seek shareholder approval at the Meeting for an updated maximum annual premium level under our D&O insurance policies.

Each of our Compensation Committee and our Board has concluded, after internal deliberation and based on the advice of the Company’s insurance broker and insurance advisor, that maintaining our D&O insurance coverage levels under our renewed D&O insurance policies, as proposed under this Proposal 2, is both (i) customary for a company of our size and market capitalization and (ii) necessary to enable our officers and directors to make and implement decisions that are in the best interest of our Company and our shareholders.  Each of the Compensation Committee and the Board has therefore also approved the necessary increase in the amount of annual premiums that we may pay under our renewed D&O insurance policies so that we may maintain those desired coverage levels.

Because the five-year period covered by our May 2015 shareholder approval will expire in May 2020, our Compensation Committee, followed by the Board, have furthermore approved, and are seeking shareholder approval for, as part of this Proposal 2, an allowance for our Company (based on subsequent Compensation Committee and Board approval) to further renew the D&O insurance policies from time to time — for a period which will not exceed five years from the effective date of the renewed policies to be approved by our shareholders at the Meeting (i.e., from October 1, 2019 through September 30, 2024). The allowance for further renewals of the D&O insurance policies will be subject to the following terms:

(i) the renewals may be obtained from the same or different insurance carriers;
(ii) the total coverage amounts under the D&O insurance policies may not exceed $50 million, in the aggregate; and
(iii) the total annual premiums for each 12-month period may not exceed by more than 25% the estimated $900,000 initial annual premium payable under the proposed renewed coverage described above.

Under the Companies Law, our procurement of renewed coverage under the D&O insurance policies, and the proposed terms for further renewals of the D&O insurance policies, require the approval of our shareholders, which we are seeking at the Meeting.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions at the Meeting:

”RESOLVED, that the Company’s obtaining $40 million of coverage under its general Directors' and Officers’ Liability insurance policy, along with $10 million level of coverage under the Side A DIC insurance policy, with respect to the potential liability of the Company’s directors and officers, at an initial total premium estimated at $900,000 (and which shall not actually exceed $900,000 by more than 25%), pursuant to renewed policies effective as of October 1, 2019, as described in Proposal 2 of the Proxy Statement dated August 22, 2019 with respect to the Meeting, be, and hereby is, authorized and approved.”

“FURTHER RESOLVED, that the Company’s obtaining new and/or revised D&O insurance policies from time to time throughout the five-year period from October 1, 2019 through September 30, 2024, the permitted terms of which— including a maximum aggregate coverage level of $50 million and maximum premium level of $900,000, plus 25%— are described in Proposal 2 of the Proxy Statement, dated August 22, 2019, with respect to the Meeting, be, and hereby is, authorized and approved.”

 “FURTHER RESOLVED, that the Company’s chief executive officer, chief financial officer and any persons designated thereby be, and hereby are, authorized to take such other actions and prepare and execute and deliver such other documents as may be necessary to effect the purpose and intent of the foregoing resolutions, and any action taken prior to the adoption of the foregoing resolutions in furtherance of the foregoing be, and hereby is, approved and ratified in all respects.”

Required Vote

As described above (under “Vote Required for Approval of the Proposals”), the approval of the procurement of renewed coverage under our D&O insurance policies, both currently and throughout the prospective five-year period, requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to this proposal.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the procurement of renewed coverage under our D&O insurance policies.

OTHER MATTERS

Our Board does not intend to bring any matter before the Meeting other than that specifically set forth in the Notice of Special General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others.  If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of our Board.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC.  This Proxy Statement and the proxy card with respect to the proposals to be voted upon at the Meeting are attached as Exhibits 99.1 and 99.2, respectively, to a Report of Foreign Private Issuer on Form 6-K that we have furnished to the SEC and that is available for viewing through the EDGAR website of the SEC at www.sec.gov, at the Magna website of the Israel Securities Authority (www.magna.isa.gov.il), and at the Investor Relations portion of our corporate website, at http://www.evogene.com/investor-relations/. None of such websites is a part of this Proxy Statement.

By Order of the Board of Directors,

/s/ Dorit Kreiner
Ms. Dorit Kreiner
Chief Financial Officer

Dated:  August 22, 2019

Appendix A

Evogene Ltd.

  Officers Compensation Policy

1.	Purpose and Contents

The purpose of this Officers Compensation Policy (the “Policy”) is to set forth the compensation policy of Evogene Ltd. (the “Company”) for its executive officers and directors and to provide guidelines for setting their compensation. The Policy applies to the compensation arrangement of all Company “office holders” (as such term is defined in the Israeli Companies Law, 1999, or the “Companies Law”), including its executive officers and directors (Collectively the “Officers” and each individually an “Officer”).

The setting and publication of the Policy are intended to increase the transparency of the Company’s activity in all matters pertaining to the compensation of its Officers and to improve the ability of all shareholders to express their opinion and influence the Policy.

This Policy does not grant any rights to any Officer, nor does it revoke any. The Company’s Officers shall be entitled to compensation only in accordance with the approval of the relevant corporate organs as required under the Companies Law.

This document defines, inter alia, maximum values for the various compensation components. The decision to grant to an Officer compensation below the values specified in the Policy, or not at all, with respect to any one or more compensation components, shall not be considered deviation from the provisions of the Policy and shall not require special or additional approval for that reason only.

This Policy is worded in the masculine gender for convenience only but is intended for both men and women, without distinction or changes.

2.	General Background

2.1.	Considerations in Setting Officers Compensation Policy and its Goals

The Policy is designed to promote the achievement of Company’s goals and support the realization of its work plan and business strategy over the long term.

The Policy was established taking into consideration the Company’s size, value, financial status, scope and nature of its revenues, mixture of personnel it employs and the cost of their employment, its performance in relation to other companies in its field and the nature of its activity.

The Company is a biotechnology company developing novel products for life science markets~~research and development company~~, whose main and significant revenues are only expected to be received in a number of years, from milestone and other payments, if and when products based on research and development performed by the Company are developed and commercialized.

The Policy is intended to promote the following objectives:

2.1.1.	An alignment of the interests of Company Officers with those of the Company;

2.1.2.	Recruitment and retainment by the Company of Officers having the ability to lead the Company to business success and handle the challenges it faces;

2.1.3.	Incentivizing the Officers to achieve a high level of business performance and avoid unreasonable risks;

2.1.4.	Remunerating the Officers for achieving the Company's strategic goals, considering a long-term view and in accordance with their role at the Company;

2.1.5.
A proper balance between the various compensation components of the Officers – fixed components vs. variable, short-term vs. long-term, and cash compensation vs. equity based compensation and associated benefits;

2.1.6.	The total compensation level for Company Officers shall be in keeping with the size of the Company, the nature of its activity and complexity of its business;

2.1.7.	A proper balance between the compensation of the Officers and the compensation of the Company’s other employees.

2.2.	The Primary Organs Involved in Determining the Company’s Compensation Policy

Subject to the Companies Law, the organs involved in determining the Company’s Officers Compensation policy are:

•
The Compensation and Nominating Committee of the Board of Directors (the “Compensation Committee”) – provides recommendations to the Board of Directors regarding the adoption, extension and modification of the Policy, and review the implementation of the Policy.

•	The Board of Directors – approves the Policy, and reviews, extends and modifies the Policy from time to time.

•	The General Meeting of the Company’s shareholders – approves the Policy and any extension or modification thereof.

2.3.	The Business Environment and its Impact on Officers Compensation:

Being a biotechnology company developing novel products for life science markets~~n ag-biotech R&D Company~~, the Company competes for the recruitment and retention of executives and leading professionals with other life science, agriculture and biotechnology companies ~~in general and ag-biotech companies in particular~~. There is a shortage of high-quality managerial personnel with expertise in the Company's areas of activity and the Company's Officers may become a target for recruitment by competing companies.

The Policy is intended, among other things, to enhance the Company’s ability to attract and retain the high-talented professionals with the skills required to promote creativity, develop its business, and achieve business success.

3.	Officers Compensation in Light of the Company’s Values and Business Strategy

3.1.	Ratio ~~b~~Between Officers Compensation and the Compensation of the Company’s ~~o~~Other ~~e~~Employees:

The Company sees the need to remunerate its Officers for their contribution to its long-term business success considering the extensive authority and responsibilities they hold.  At the same time, as the Company employs a relatively large number of employees with unique professional expertise, many of them holding post-graduate degrees (Ph.D.), the Company considers it important to provide all of the Company’s employees with suitable compensation and to maintain reasonable gaps between the compensation of its Officers and that of the Company’s other employees, including sub-contractor workers.

~~As of the approval of this policy, the Company has approximately 200 employees, of which 14 are Officers (the Chief Executive Officer, or CEO, 7 Executive Vice Presidents and 6 directors).~~

Considering the Company's nature, size, value, the areas and scope of its activity , the mixture of personnel it employs, the ratio between the cost of terms of service and employment of each of the Officers and the average and median cost of salary of the Company’s other employees shall not exceed the ratio detailed in the following table:

Rank	Ratio Between Cost of Officers Terms of Service and Employment to the Cost of Median Salary	Ratio Between Cost of Officers Terms of Service and Employment to the Cost of Average Salary
CEO	25	25
VP	20	20

In this section “salary” – any compensation elements for which Social Security fees are paid in accordance with Chapter O of the Israeli Social Security Law (Combined version), 1995.

The maximum ratio set in the table for each rank of Officer in the Company is appropriate and reasonable, and is not expected to have a negative impact on labor relationships in the Company.

3.2.	Correlation between the Company’s Business Results and the Compensation of its Officers

The Company’s policy is that the overall compensation for its Officers should be significantly influenced by the Company's business results, the creation of added value for the Company’s shareholders, each Officer’s individual contribution to achieving these results and the scope of responsibility and professional expertise of the Officer. It is also the Company’s policy that the higher the organizational level of an employee, the greater impact should the Company's business results and the changes in the Company's stock market price have on the Officer's compensation.  Therefore, the higher the Officer's position, the greater be the weight of the variable compensation components out of the total compensation package.

4.	Main Conceptions of the Company’s Compensation Policy

4.1.	Total Compensation Approach

It is desirable that the total compensation of each employee, and particularly that of the Officers, be constructed of a number of components, so that each component compensates the employee for a different aspect of their contribution to the Company:

•
Base salary – intended to provide the Officers with partial compensation for the time they invest in carrying out their duties at the Company and for performing their day-to-day duties. The base salary expresses, on the one hand, the Officer's skills (such as their experience, the knowledge they bring to their position, expertise accumulated in their area of responsibility, their education, professional experience, certification and more), and on the other hand, the job requirements and the scope of responsibility and authority they bear.

•
Benefits and perquisites – some are mandated by applicable law (components such as pension savings, compensation provisions, vacation days, sick days, convalescence, etc.), some derive from generally accepted practices in the labor market (such as company car or car allowance, health insurance, and education funds savings), and some are intended to reimburse the Officers for expenses resulting from their activities (such as hospitality, communication and more).

•
Performance-Based Variable Compensation (grant/bonus) – intended to reward the Officers for their achievements and for their contributions to the achievement of the Company’s long-term goals over the course of the period for which the variable compensation is paid. The variable compensation is intended to complement the base salary.

•
Equity-Based Variable Compensation – intended to link between maximizing value creation for shareholders, as expressed by the increasing value of the Company’s shares over time, and the compensation provided by the Company to the Officers and employees. This compensation element creates shared interest between the Company's Officers and shareholders and helps motivate and retain the Officers.

To achieve the right balance between the various components of the Officers' total compensation, all the compensation components will be presented to the Compensation Committee and the Board of Directors, when discussing the approval of any of an Officer’s compensation components.

4.1.1.	Ratios between the Components of the Officers’ Compensation Package

On an annual basis, the ratio between the components of Officers’ compensation package shall be as detailed in the following table:

Rank	Fixed Component *	Variable Component **
CEO and VP's	At least 25%	Up to 75%

* For the purpose of this section “Fixed Component” means:

1.	The base salary (Section 5.1 below) and

2.	Associated benefits and perquisites (Section 5.3 below).

** For the purpose of this section, “Variable Component” means:

1.	The annual bonus (Section 5.2.1 below) and

2.	The equity based compensation (Section 5.2.3 below). Calculation of the annual equity based compensation shall be made on a straight line basis.

A deviation of up to 5% of these terms (for example, the fixed component being 20% of the total compensation and the variable component being 80%) shall not constitute a deviation or deflection from the Policy.

The ratio presented in this Section 4.1.1 refers to the planned ratio only, assuming the receipt of the target bonus as stated in this Policy. The ratio in practice, in a given year, between the components of the compensation package may be different due to underperformance or overachievement impacting the variable compensation, as stated in this Policy.

5.	Compensation Components

5.1.	Base Salary

5.1.1.	Determining Base Salary for Executive Officers

The base salary of an Officer shall be determined during the course of negotiations for his employment in the Company, conducted by the person who will directly supervise him (for the CEO – the Chairman of the Board of Directors, and for the other Officers subordinate to the CEO, the CEO). The party responsible for the recruitment of the intended Officer shall set the base salary within the range determined in the directives of this Policy (as detailed in the following table at section 5.1.1.3 below) and the salary shall be brought before the relevant Company organs for approval, as required by law.

The salary will be determined individually for each Officer and shall express the skills of the candidate (including, among other things, his education, expertise, professional experience), his achievements, suitability with the intended position job requirements and the conditions in the relevant market for similar positions in similar companies, at the time of recruitment.

The Company believes that the emphasis in its compensation arrangements with its Officers should be on performance-based compensation and therefore the Company shall strive to set the base salary close to the median salary in the relevant market for similar positions, while maintaining reasonable gaps between Company Officers. At the same time, and in order to allow the Company to recruit the highly talented management personnel it needs in order to achieve its goals, the Company shall aim to grant its executives a higher than usual level of equity based compensation and performance-based variable compensation (bonuses) so that the Officers’ total compensation package (assuming that the Company and the Officers meet their goals) shall not be lower than the median total compensation in the relevant market.

As the executive Officers hold Executive Positions as defined in the Hours of Work and Rest Law, such law shall not apply to Officers and they shall not be entitled to compensation for overtime work or work on the days of rest.

5.1.1.1.	Market Comparison (Benchmark)

In order to determine salaries for new executive Officers, or in order to examine whether to adjust the salaries of existing Officers, a comparative salary survey for similar positions in the relevant market and in similar companies ~~shall~~ may be used. For the purposes of the foregoing comparative studies, companies meeting as many of the following characteristics as possible will be selected:

•	The nature of the Company’s activity

•	The Company’s turnover

•	The number of Company employees

•	The Company’s market value

The comparison sample shall be based on a combination of public and private companies, inasmuch as the information is available.

5.1.1.2.	Internal Comparison

Before setting the salary of a new executive Officer, the following factors shall be taken into consideration, as well as their expected influence on the work relations in the Company as a whole and within ~~its~~ management:

•	The salary gap between the Officer and the Company's other Officers;

•	The salary gap between the Officer and the other Company employees;

•	The salary gap between the Officer and Officers in similar positions, if any.

5.1.1.3.	The range of (gross) base monthly salaries for Company Officers shall be:

Rank	Maximum
CEO	NIS 100,000
VP	NIS 60,000

A deviation of up to 10% above the maximum salary detailed in the table shall not constitute deviation from the Policy.

5.1.1.4.	Directors Fees

5.1.1.4.1	Compensation of Directors

The compensation of all directors at the Company, other than an Active Chairman (as defined in Section 5.1.1.4.2 below) and Industry Expert Directors (as defined in Section 5.1.1.4.3 below), shall be determined in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 2000 (the "Compensation Regulations") and shall be set up to the maximum Compensation permitted under the Compensation Regulations, taking into account their classification as experts pursuant to such regulations.

5.1.1.4.2	Compensation of an Active Chairman of the Board of Directors

An “Active Chairman” means a Chairman of the Board of Directors whom the Board of Directors has declared as such in light of increased involvement in the Company's activities and increased time investment in the performance of such position compared to other members of the Board.

In case the Chairman of the Board of Directors is an Active Chairman, then his compensation shall be as follows:

i.	Annual fee – up to three times (3X) the average annual fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above, and

ii.	Per meeting fee – up to two times (2X) the average per meeting fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above.

The compensation of an Active Chairman shall express, among other things, the scope of involvement in the Company's activities and the time invested by the Active Chairman in the performance of such position.

5.1.1.4.3	Compensation of Industry Expert Directors

An “Industry Expert Director” means a director whom the Board of Directors has declared as such in light of globally recognized expertise of the director in the industry in which the Company operates.

In case a director is an Industry Expert Director, then his compensation shall be as follows:

i.	Annual fee – up to three times (3X) the average annual fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above, and

ii.	Per meeting fee – up to two times (2X) the average per meeting fee of the other directors that are entitled to compensation as directors pursuant to Section 5.1.1.4.1 above.

The compensation of an Industry Expert Director shall express, among other things, the level of expertise and experience of the director in the industry in which the Company operates.

5.1.1.5.	General

With the exception of the above, directors shall not be entitled to any cash compensation, unless they are employed in an additional position at the Company, in which case their salary shall be determined according to Company customary compensation for similar positions, subject to the provisions of this Policy.

In addition, directors shall be entitled to equity based compensation, pursuant to the provisions of section 5.2.3.4 below.

5.1.2.	Principles of Periodic Salary Review and Update

In order to retain the Officers in their positions over time, the base salaries of the Officers shall be reviewed from time to time, taking into consideration the challenges of the given year and the following one, the complexity of the Officer’s roles, their scope and their centrality in achieving the Company's goals, taking the Company's resources and its market status into consideration. To the extent necessary, a proposal shall be prepared regarding the update of the Officers’ salaries (or that of some of them), and brought before the relevant corporate organs ~~Compensation Committee, the Board of Directors and the General Meeting~~ for approval, ~~inasmuch~~ as ~~such approvals are~~ required by law.

5.1.3.	Linkage

Unless otherwise determined by the Company, no automatic linkage shall be made out for Officers’ salaries, except for the statutory cost of living increase as required by law.

5.1.4.	Transfer Abroad

In cases where the Company needs mandate the relocation of an Officer to another country, the Company may determine that the Officer shall be entitled to special compensation for the move abroad as generally accepted in similar cases, including the following components:

5.1.4.1.	Base salary – the Officer’s base salary and associated benefits shall be determined according to generally accepted practices for similar positions in the target country.

5.1.4.2.
Transfer bonus – the Officer shall be entitled to a transfer bonus that will not exceed 2 monthly salaries (according to the base salary in the target country). In the event that the Officer chooses to end their relocation mission before one year has passed from the transfer date, the Officer shall reimburse the Company for the relative portion of the bonus according to the relative period remaining until the conclusion of one year from the transition date.

5.1.4.3.	Reimbursements – the Officers shall be entitled to reimbursements for:

a.          Residential Rent – with the Company’s advance approval.

b.	Education expenses for each of their children up to the age of 18 – these expenses will not exceed US $2,500 US per month for each family member under the age of 18.

c.	Homeland vacation – once a year for each functionary and their family, including economy class flight and a period of two weeks accommodation in a hotel in Israel.

5.1.4.4.
Transition expenses – the Company shall provide the Officer with apartment contents moving services from Israel to the target country and back through a supplier selected by the Company and at its expense.

5.1.4.5.
Medical and dental insurance – as generally accepted in the target country and in accordance with the plan for the Company’s workers in the target country inasmuch as such exists. As necessary, the Company shall purchase special expatriate employees insurance for the Officer and their family members.

5.1.4.6.	Pension insurance – preserving the Officer's pension insurance rights and long-term savings plan shall be the responsibility of the Officer.

5.1.4.7.
Relocation services – the Company shall provide the Officer with generally accepted relocation services, including assistance in finding a place to live and assistance in acclimation, through a supplier selected by the Company and at its expense.

5.1.4.8.	The Company shall finance a preparatory trip to the target country for the Officer and their spouse (economy class travel, hotel, rental car and expenses) for 5 days.

5.1.4.9.
Vacation – for the preparations for the move, the move itself and initial acclimation in the target country, Company may provide the Officers shall be entitled to an additional 7 days of vacation past the regular vacation day quota at their disposal.

5.1.4.10.
The Company CEO shall have the authority to approve additional expenses involved in the move at a scope not exceeding US $5,000 US on a one-time basis on the move date as well as current expenses in the destination country not exceeding an additional US $2,500 US per year.

All ~~of the remaining~~ other provisions in this ~~p~~Policy shall continue to apply to the Officer unchanged with the exception of adjustments to the laws of the destination country, to the extent applicable~~inasmuch as these are needed~~.

5.2.	Variable Compensation

The ~~C~~components of the variable ~~C~~compensation are intended to achieve several goals:

•
Condition part of Officers compensation~~,~~ on the achievement of business targets and goals which, in the long-term view, will create maximum value for the Company and create a shared interest for the Officers and the Company:

•	Retain Company’s Officers over time;

•	Correlate part of the Company’s compensation expenses with its performance, enhancing its financial and operational flexibility, and savings in cash expenses.

5.2.1.	Annual Bonus

Company may grant its Officers an annual bonus, based upon an annual bonuses plan, which shall be brought before the relevant corporate organs for approval, as required by law ~~Compensation Committee and the Board of Directors for approval, in advance, in as much as such approvals are required~~  (hereinafter: an “~~the~~ Annual Bonus Plan”). In this Section 5.2.1, the term “Officers” shall not include Company directors.

5.2.1.1.	Principles of Annual Bonus Plan

The annual bonuses for Company Officers will be calculated according to the Annual Bonus Plan, as approved in accordance with section 5.2.1 above.

The Annual Bonus Plan shall be comprised of the following provisions:

•
Threshold conditions for payment of bonus to Officers, the Annual Bonus Plan may define measures ~~shall be defined~~ based on ~~one of the following~~ quantitative financial ~~measure of the Company's~~ performance of the Company during the year for which the bonus is paid~~, (1) Accomplishment of at least 75% of total Company revenues budget for the year the bonus is granted, or (2) Actual total expenses shall not exceed the total expenses budget of the Company for the year the bonus is granted~~. Failure to uphold the threshold conditions shall not allow payment of a bonus to Officers.

•
Target Bonus Definition – Target bonus is the bonus paid for meeting precisely 100% of the goals defined for each Officer – in salary multiplier terms (employer cost base). The target bonus will not exceed the rate set in the following table:

Rank	Target bonus (multiplier of monthly employer salary cost )
CEO	6
VP	6

•
Maximum Bonus Definition (in salary multiplier terms) – the maximum bonus shall be paid to Officers for achieving results higher than the goals set for each of the measures and shall not exceed 175% of the target bonus.

•	Determining the measures according to which the bonus will be calculated for each Officer and their relative weights, in accordance with the principles set in Section 5.2.1.2 below.

•	Determining the goals for the Annual Bonus Plan in each measure, for the bonus year, in accordance with the principles set in Section 5.2.1.2 below.

5.2.1.2.	Defining Measures and Goals for the Annual Bonus Plan

As part of the yearly bonus plan, the measures and the goals according to which the performance of the Officers will be measured will be set in accordance with the policy detailed below. The measures for the bonus plan shall be categorized in three types:

•
Company measures – financial indices for the Company’s performance (sales turnover, gross profits, percentage of gross profits from revenues, operating profits, percentage of operating profits, EBITDA, net profit, Company’s case balances relative to equity, etc.) or the completion of milestones in the development of products/technologies. These measures shall be the same for all Officers and the extent meeting their targets will determine, as shall be determined in advance in the frame of the Annual Bonus Plan, between 30%-50% of the target bonus of each Officer.

•
Personal/ Business unit measures – Key Performance Indicators (KPI) shall be determined for each Officer separately, in accordance with his position. The extent of meeting these measures will determine between 30%-50% of the Officers’ target bonus, as shall be determined in advance in the frame of the Annual Bonus Plan. The goals for each Officer's personal/ business unit measures shall be determined in accordance with the goals of the work plan (the budget) as of the bonus year, and shall be based as much as possible on performance focusing on the long-term view and measurable criteria.

•
Manager’s evaluation – an evaluation of each Officer’s performance in indicators that are not measurable but which have contribution to the Company’s long-term performance. Each Officer’s evaluation shall determine up to 20% of the Officer’s target bonus, as shall be determined in advance in the frame of the Annual Bonus Plan.

~~5.2.1.3.~~	~~Setting the Bonus Budget~~

~~The total annual budget for Company Officers bonuses shall be determined according to the sum of the maximum bonuses for all Officers, as detailed in Section 5.2.1.1.~~

~~5.2.1.4.~~5.2.1.3.	Bonus Calculation Method

The bonus for each Officer shall be determined according to the Officer’s achievement of the goals set for him for the year for which the bonus is payable. The “Performance Level” weighted in each Officer’s goals shall be translated into “Target Bonus Percentage” under a “payment curve” formula determined in the Annual Bonus Plan for Officers, which shall be multiplied by the Officer’s target bonus for the purpose of calculating the actual bonus.

The payment curve will define:

•	A minimum percentage of achievement of goals (lower performance threshold) below which the Officer will not be paid any bonus whatsoever;

•	The percentage of the target bonus paid upon reaching the lower performance threshold;

•	The maximum percentage of the target bonus (the bonus ceiling) paid upon the achievement of performance of a significantly higher level than the goals;

•	The performance level at which the personal bonus ceiling will be paid.

Calculation of the target bonus percentage for each level of performance according to the definition above will be carried out on a linear basis.

The following chart presents an example of payment line:

~~5.2.1.5.~~5.2.1.4.	The Actual Bonus Approval Process

At the end of each year, the Officers' achievement of their goals shall be calculated.  The “Performance Level” of goals for each Officer shall be translated to the “Target Bonus Percentage” according to the payment curve formula. The Officer’s actual bonus to be paid shall be calculated by multiplying the “Target Bonus Percentage” by the target bonus itself.

For the avoidance of doubt it is clarified that the Board of Directors may, in its sole discretion, reduce in part or cancel entirely ~~each~~ an Officer’s annual bonus, considering, among other elements, the following:

•	The achievement of material strategic goals in accordance with the Company’s annual and long term goals;

•	The responsiveness and the quality of the reaction upon occurrence of unexpected crises and events;

•	The Officer’s contribution to the promotion of Company's performance in the professional matters within or without their area of responsibility;

•	The Officer’s overall management function, employee motivation and leadership.

If possible, the annual bonuses shall be paid along with the first salary paid to the Officer following their approval.

~~5.2.1.6.~~5.2.1.5.	Claw back Option

The Officers shall reimburse the Company for the amount of their bonuses or any portion thereof in the event that it be found in the future that the bonus was calculated based on data that later was found to be incorrect and therefore restated in the Company’s financial statements, within a period of three years from the approval of the bonus. The amount reimbursed shall be the part of the bonus paid due to error. However, in cases in which the reimbursement amount is less than 10% of the original bonus amount paid that year, the Officer will not be required to reimburse the Company for it.

~~5.2.1.7.~~5.2.1.6.	Annual Bonus for VP's

Notwithstanding the aforesaid in this Section 5.2.1, if the Company has so determined in the framework of the Annual Bonus Plan, the Company may grant its VP's an annual bonus that is not based, in whole or in part, upon measurable criteria. Such annual bonus (or part thereof) shall be determined according to this Section 5.2.1, except that the Performance Level of each such VP shall not be determined pursuant to qualitative measurements but rather on non-measurable evaluation of such VP's performance.

5.2.2.	Special Bonus

A special bonus may be granted to Officers for an exceptional achievement related to the completion of a specific event (including but not limited to capital raise, sale of the Company to a third party, merger, acquisition, or the sale of the Company's core operation or assets to a third party, signature of strategic collaboration agreement with partner etc.) as determined by the Compensation Committee and the Board of Directors. The maximum bonus to each Officer shall not exceed the amount equal to 7 monthly salaries in terms of employer cost, and will be granted in accordance with the individual contribution and involvement of each Officer in the success of the event. The bonus may be granted in addition to and regardless of the annual bonuses.

Officers may be entitled to receive a bonus in case that the event occurred within a period of three (3) months after the date on which an Officer's service with the Company ended, provided that the circumstances for his leaving are not such that qualify for withdrawal of severance pay in accordance with the Severance Pay Law, 1963.

5.2.3.	Equity Based Compensation

In accordance with the common practice of public companies and as part of the Officers total compensation package it is an established practice to provide Officers with a component of equity based compensation to strengthen the joint interest between the Officers and the Company’s shareholders. Due to the long-term nature of equity compensation plans, they promote the Company’s ability to retain senior managers in their position for the long term.

In view of the advantages of equity based compensation plans, the Company may offer its Officers participation in an equity based compensation plan under the provisions set forth below:

5.2.3.1.	Equity Based Compensation Tool

Subject to the approvals required by law, the Company shall offer Officers participation in the Company's 2013 Stock Options Plan (the “Stock Options Plan”) and any alternate/additional equity-based incentive plan meeting the terms detailed in this Policy (collectively, “Equity-Based Incentive Plans”), for the grant of options to purchase of Company shares, restricted shares, restricted share units, or other equity-based awards (collectively, “Awards”). Generally, Equity-Based Incentive Plans shall be defined and implemented to conform ~~with~~to the requirements of Section 102 of the Israeli Income Tax Ordinance in the capital gains track.

Grant of Awards under Equity-Based Incentive Plans shall be subject, among other things, to the following terms:

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With respect to options, the exercise price of the option units shall be equal to the higher of (1) The average closing price of the Company's shares on the Tel Aviv Stock Exchange during the 30 trading days prior to the date of options allocation~~, plus 5%~~ and (2) The closing price of the Company's shares on the Tel Aviv Stock Exchange on the date of options allocation.

•
The maximum annual equity based compensation for each executive officer on the allocation date, per plan year, shall not exceed the cost of 15 monthly salaries for the CEO and 12 monthly salaries for the VPs.

•
The Awards vesting or release schedule will cover a period of no less than four years, in order to incentivize the Officer to stay with the Company and to increase its value throughout the entire period in question (at the least).

•	With respect to options, the expiration date shall be no earlier than one year and no later than 10 years from the date of grant;

5.2.3.2.	Acceleration

“Acquisition Event” shall be defined as any of the following cases: (1) granting an exclusive license for all or substantially all of the Company’s intellectual property or any other transfer or all or substantially all of the company’s assets; (2) the acquisition of more than fifty percent (50%) of the voting rights in the Company by one or more persons or corporations acting jointly through a single transaction or a series of related transactions; or (3) completion of a merger, structural change or similar event by the Company with another company, following which the shareholders of the Company prior to such transaction will hold less than 50% of the voting rights in the merged company immediately following such transaction.

“Retirement Event” shall be defined as any of the following cases: (1) resignation (2) dismissal, or (3) retirement of an Officer, provided that the circumstances of such event are not such that allow the Company to refrain from paying severance pay in accordance with the Israeli Severance Pay Law, 1963.

~~In the event of an Acquisition Event or Retirement Event as defined above, t~~The Board of Directors may decide that in the event of an Acquisition Event or Retirement Event as defined above, vesting or release of Awards allocated to Company Officers before the Acquisition Event or the Retirement Event, as applicable, shall be accelerated, subject to approvals required by law, under the following conditions:

•
If the Officer has served the Company for 6-12 months prior to the consummation of the Acquisition Event or the Retirement Event, then vesting or release, as applicable, of all (or any part) of the Awards granted to the Officer and which were scheduled to vest or be released, as applicable,  within up to 6 months after consummation of the Acquisition Event or the Retirement Event shall be accelerated, and the applicable Award shall vest and become exercisable or be released, as applicable, immediately before and subject to the consummation of the Acquisition Event or the Retirement Event and subject to its completion.

•
If the Officer has served the Company for 12-18 months prior to the consummation of the Acquisition Event or the Retirement Event, then vesting or release, as applicable, of all (or any part) of the Awards granted to the Officer and which were scheduled to vest or be released, as applicable,  within up to 12 months after consummation of the Acquisition Event or the Retirement Event shall be accelerated, and the applicable Award shall vest and become exercisable or be released, as applicable, immediately before and subject to the consummation of the Acquisition Event or the Retirement Event and subject to its completion.

•
If the Officer has served the Company for 18-24 months prior to the consummation of the Acquisition Event or the Retirement Event, then vesting or release, as applicable, of all (or any part) of the Awards granted to the Officer and which were scheduled to vest or be released, as applicable,  within up to 18 months after consummation of the Acquisition Event or the Retirement Event shall be accelerated, and the applicable Award shall vest and become exercisable or be released, as applicable, immediately before and subject to the consummation of the Acquisition Event or the Retirement Event and subject to its completion.

•
If the Officer has served the Company for more than 24 months prior to the consummation of the Acquisition Event or the Retirement Event, then vesting or release, as applicable, of all (or any part) of the Awards granted to the Officer and which were scheduled to vest or be released, as applicable,  within up to 24 months after consummation of the Acquisition Event or the Retirement Event shall be accelerated, and the applicable Award shall vest and become exercisable or be released, as applicable, immediately before and subject to the consummation of the Acquisition Event or the Retirement Event and subject to its completion.

Without limiting the above, ~~in case of an Acquisition Event,~~ the Compensation Committee and the Board of Directors may approve (subject to obtaining any additional approvals, if required by law) acceleration of the vesting or release, as applicable, of all (or any part) of the Awards granted to the Officers in case of an Acquisition Event. The Compensation Committee shall provide detailed reasons for such approval of acceleration, and shall take into consideration the price of such Acquisition Event.

5.2.3.3.	Grant to Officers who are Not Directors
When a new Officer joins the Company, subject to obtaining any approvals if required by law, the new Officer may be allocated options under the Equity Based Compensation Plan provisions. In addition, from time to time, and subject to obtaining approvals required by law, Officers may be allocated additional options under the Equity Based Compensation Plan provisions, in accordance with the terms specified in this Policy.

The considerations for the allocation of the grants shall include the following:

•	The Officer’s contribution to the Company’s success;

•	The Officer’s ability to influence the Company’s future performance;

•	The amounts of other compensation components to which the Officer is entitled.

•	The scope of the Officer's responsibilities and tasks.

5.2.3.4.	Grant of Options to Directors

Each of our director may be granted options pursuant to the following mechanism (hereinafter, the “Renewable Mechanism for Allocating Options to Directors”): (a) to each new director who joins the Company's Board of Directors and does not serve as a Company employee or consultant at that time, options to purchase up to 20,000 ordinary shares of the Company, vesting ~~in four equal batches~~ over four years ~~(with each batch vesting at the anniversary of such director's original appointment date)~~, subject to the terms of the Equity-Based Incentive Plan under which they are granted, such as continued service on the Board of Directors during each vesting date; (b) to each director who does not serve as a Company employee or consultant, options to purchase up to 5,000 ordinary shares of the Company, at each anniversary of such director's original appointment date, conditioned upon such director's continued service on such anniversary date, only vesting after three (3) years from the relevant anniversary date, subject to the terms of the Equity-Based Incentive Plan under which they are granted, such as continued service on the Board of Directors at the time of vesting; and (c) to the chairman of the Company’s Board of Directors, as appointed from time to time, twice the number of options  allocated to a director not serving as the Chairman of the Company’s Board of Directors, ~~with the same~~ under similar vesting terms~~schedule specified above~~.

5.3.	Additional Terms and Benefits

5.3.1.	Pension

The Company shall allocate payments to a pension fund (or several pension funds) or a pension agent, all according to the Officer’s selection in writing. The allocation shall be made based on the Officer's base salary only and shall not include any other compensation components whatsoever. The Company’s allocations to pension funds shall be conditional upon the appropriate deduction from the Officer's salary.

The Company shall insure officers for Long Term Disability (“LTD”) as part of their participation in a pension fund or as an additional policy for Officers that have “Manager’s Insurance” plans. The Company’s allocations to LTD insurance shall not exceed 2.5% of the Officer base salary.

According to the Officer's decision, the amounts of the pension allocations beyond the tax credit maximum amount may be paid directly to the Officer.

The Officers shall sign the general consent from the Israeli Minster of Labor pursuant to Section 14 of the Severance Pay Law and the Company shall allocate the Officer's severance pay into the pension fund/manager's insurance fund in accordance with their selection.

5.3.2.	Further Education Fund

Each month the Company shall allocate 7.5% of the Officer's base salary and shall deduct a further 2.5% of their base salary to a further education fund at the Officer's selection.

The provisions and the deductions from the Officers’ salaries shall not be limited by the maximum amount permitted under the Income Tax Regulations.

According to the Officer's decision, the provisions for the education fund beyond the maximum amount may be paid directly to the Officer.

5.3.3.	Vehicle

The Company shall provide the Officers with a car for their personal use in accordance with the Company's practice or with car and fuel allowance.

The Company shall pay the cost of car lease for the Officers or car and fuel allowance up to the following maximum amounts:

•	CEO – up to 8,000 NIS per month;

•	VP – up to 6,000 NIS per month;

The car type, manufacturer and color will be selected from the variety of vehicles offered by the leasing company engaged with the Company and approved by the Company.

The CEO may approve a deviation of up to 10% from the aforesaid ceilings due to special needs.

The Officer shall pay any tax applicable by law of the use of the vehicle placed at his disposal by the Company. The Company shall calculate such tax and deduct it from the Officer’s salary.

The Officer may waive the use of the vehicle the Company provides and in such case shall be entitled to reimbursement for travel expenses in his private car that does not exceed the cost of the vehicle the Company would have placed at his disposal.

5.3.4.	Mobile Phone

The Company shall provide the Officers with a mobile phone, for their use, the type of which shall be the Company's discretion. The Officer shall use the mobile phone in their possession within the framework of the usage package allocated them. Payment for the cost of use of the phone and the device included in the package shall be paid by the Company.

The Officer shall pay any tax which is likely to be levied on him due the use of the mobile phone at the Company's expense.

5.3.5.	Meals

The Officer shall be entitled to participate in a payment arrangement for meals during working hours as determined in the Company's policy with respect to other ~~all of the~~ Company employees. The Officer shall pay any tax to be imposed on the benefit deriving from this right.

5.3.6.	Annual Vacation

The Officer shall be entitled to an annual vacation in the number of days determined in the Annual Vacation Law or as determined in the annual vacation tables in accordance with the Company’s policy, whichever is higher. Officers, other than the CEO, may be entitled to accumulate up to 30 vacation days. The CEO may be entitled to accumulate up to 40 vacation days. Vacation days beyond 30 or 40 days, respectively, which were not exercised, as aforesaid, may be written off.

5.3.7.	Sick Leave

Officers shall be entitled to be absent from work due to illness pursuant to the Sick Pay law. Officers, from the beginning of their employment, may be entitled to full payment for days absent from work due to illness start from their first day of absence, as determined in the Company's policy.

5.3.8.	Recuperation Pay

Officers shall be entitled to recuperation pay pursuant to the Recuperation Pay Law.

5.3.9.	Grossing Up

The Compensation Committee shall be entitled to approve full or partial grossing up of accompanying benefits for an Officer.

5.3.10.	Additional Accompanying Benefits

The Company CEO (and for the CEO – the Chair of the Compensation Committee) shall be entitled to approve the granting of additional accompanying benefits to Officers, provided that the total cost of these benefits to the Company (including grossing up) may not exceed a total of NIS 1,000 per month for each Officer.

6.	Termination Conditions

6.1.	Advance Notice

Officers may be entitled to an advance notice period that shall not exceed four months. During the course of the advance notice period, the Officers will be required to continue to fulfill their duties, unless the CEO (and in the event of the CEO, the Chairman of the Board of Directors) decides to release them from this obligation. In such a case (the Company waiving the Officer’s continued work during the advance notice period), the Officer shall be entitled to all terms of office and employment, without change.

6.2.	Retirement Bonus

The Company may allow a retirement bonus for the Officer provided that it will not exceed the ranges in the following table:

Rank	Has Worked at the Company as Officer for Up to 5 Years	Has Worked at the Company as Officer for 5 Years or More
CEO	Up to 4 months	Up to 6 months
VP	Up to 3 months	Up to 4 months

The retirement bonus shall be approved after examining the terms of the Officer’s compensation ~~service and employment~~ during their employment period and the Company’s performance during that period, and only for Officers who met all of the terms detailed below:

•	Have been employed by the Company for at least two years;

•	During their employment period have made a material contribution to the advancement of the Company’s business;

•
The Officer's departure does not involve circumstances that justify, as judged by the Compensation Committee and the Board of Directors, the withholding of severance pay in accordance with the law or agreement;

•	In the event of a VP, the Company CEO has recommended granting a retirement bonus.

Retirement bonus, if such is approved, shall be paid upon termination of employment relationship and shall be equal to the number of monthly salaries approved multiplied by the base salary (gross) to which the Officer was entitled prior to the termination of his employment at the Company. In the event that the Officer was not employed on a full-time job basis prior to such termination, the Company may nevertheless, considering the circumstances, approve a retirement bonus that is calculated based on a full-time job base salary. Retirement bonus for VP's shall not include associated benefits. The retirement bonus for the CEO shall include accompanying benefits in accordance with the CEO’s employment agreement.

In addition, the Company shall be entitled to commit in advance to grant retirement bonus to an Officer, in accordance with the criteria outlined above, and subject to the approval of the relevant organs of the Company as required by law.

7.	~~Other~~General

7.1.
The Officers shall be entitled to exemptions, insurance, indemnity commitments, if and when these are approved by the Company, subject to the approval required by law and as approved by the general meeting of the Company’s shareholders.

7.2.	Immaterial changes to an Officer’s compensation, within the terms authorized by this Policy, may be approved by the Company’s CEO.

8.	Validity and Revision of the Compensation Policy – Responsibility and Authority

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This Policy shall be in effect from the date of its approval by the General Meeting of the Company’s shareholders, or, in the absence of such an approval, start from the date of its approval (if any) by the Company's Board of Directors in despite of the objection of the Company's General Meeting, and shall remain valid for three years from such date. Extension of the Policy by an additional period shall be subject to obtaining the approvals required by law.

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From time to time, if material changes occur to circumstances that existed upon its determination or for other reasons, the Board of Directors shall review the Compensation policy as well as the need for adapting the provisions to the Companies Law. Updates to the Policy shall be approved ~~by the Compensation Committee, the Board of Directors and the General Meeting pursuant to~~ in accordance with the requirements of the Companies Law.

•	The Company’s Human Resources Manager shall be responsible for maintaining the Policy updated.